UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


(Mark One)

[X]     ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended         December 31, 1997
                         -----------------------------------

                                       OR

[  ]    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to
                               ---------------------  ---------------------

                         Commission file number 1-10509


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              SNYDER OIL COPORATION
                         PROFIT SHARING AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             SNYDER OIL CORPORATION
                                 777 MAIN STREET
                             FORT WORTH, TEXAS 76102

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Advisory Committee of the
Snyder Oil Corporation Profit Sharing and Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of Snyder Oil Corporation Profit Sharing and Savings Plan ("the Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 1997, 1996 and 1995. These financial statements, and the schedules referred to below, are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the years ended December 31, 1997, 1996 and 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes (Schedule I) and reportable transactions (Schedule II) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                   ARTHUR ANDERSEN LLP

Fort Worth, Texas,
    June 10, 1998

                                     SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN

                             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                                          DECEMBER 31, 1997



                                                                                Participant Directed
                                          ------------------------------------------------------------------------------------------
                                                                                                             Short-
                                          S & P 500      Growth        Asset         Money        SOCO    Intermediate International
                                             Stock        Stock      Allocation      Market       Stock       Term         Equity
                                             Fund         Fund         Fund           Fund        Fund        Fund         Fund
                                          -----------  -----------  -----------  ----------- ------------ ------------ -------------

ASSETS:
 Investments, at fair market value-
   S&P 500 Stock Fund                     $ 5,364,795  $     -      $     -       $    -      $     -      $     -      $     -
   Growth Stock Fund                            -        5,050,851        -            -            -            -            -
   Asset Allocation Fund                        -            -        4,538,476        -            -            -            -
   Money Market Fund                            -            -            -        2,123,175        -            -            -
   Snyder Oil Corporation Stock Fund            -            -            -            -        1,501,432        -            -
   Short-Intermediate Term Fund                 -            -            -            -            -        1,159,354        -
   International Equity Fund                    -            -            -            -            -            -          804,769
   Patina Stock Fund                            -            -            -            -            -            -            -
   Participant loans                            -            -            -            -            -            -            -
                                          -----------  -----------  -----------  ----------- ------------  -----------  -----------

       Total assets                         5,364,795    5,050,851    4,538,476    2,123,175    1,501,432    1,159,354      804,769
                                          -----------  -----------  -----------  ----------- ------------  -----------  -----------


NET ASSETS AVAILABLE
     FOR PLAN BENEFITS                    $ 5,364,795  $ 5,050,851  $ 4,538,476  $ 2,123,175  $ 1,501,432  $ 1,159,354  $   804,769
                                          ===========  ===========  ===========  ===========  ===========  ===========  ===========


                                        -------------------------------------
                                          Patina   Participant
                                          Stock       Loan
                                          Fund        Fund          Total
                                        ---------  ------------ -------------

ASSETS:
 Investments, at fair market value-
   S&P 500 Stock Fund                    $   -      $    -        $ 5,364,795
   Growth Stock Fund                         -           -          5,050,851
   Asset Allocation Fund                     -           -          4,538,476
   Money Market Fund                         -           -          2,123,175
   Snyder Oil Corporation Stock Fund         -           -          1,501,432
   Short-Intermediate Term Fund              -           -          1,159,354
   International Equity Fund                 -           -            804,769
   Patina Stock Fund                       90,781        -             90,781
   Participant loans                         -         316,157        316,157
                                         --------    ---------    -----------

        Total assets                       90,781      316,157     20,949,790
                                         --------    ---------    -----------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                      $ 90,781    $ 316,157    $20,949,790
                                         ========    =========    ===========

                                The accompanying notes are an integral part of this financial statement

                                     SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN

                             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                                          DECEMBER 31, 1996



                                                                                Participant Directed
                                          -----------------------------------------------------------------------------------------
                                                                                                             Short-
                                           S & P 500     Growth       Asset         Money        SOCO    Intermediate International
                                            Stock        Stock      Allocation      Market       Stock       Term         Equity
                                             Fund         Fund         Fund          Fund        Fund        Fund         Fund
                                          -----------  -----------  -----------  ----------- ------------ ------------ ------------

ASSETS:
 Investments, at fair market value-
   S & P 500 Fund                         $ 3,304,654  $     -      $     -       $    -      $     -      $     -      $     -
   Growth Stock Fund                            -        5,160,894        -            -            -            -            -
   Asset Allocation Fund                        -            -        3,807,673        -            -            -            -
   Money Market Fund                            -            -            -        1,615,225        -            -            -
   Snyder Oil Corporation Stock Fund            -            -            -            -        1,502,269        -            -
   Short-Intermediate Term Fund                 -            -            -            -            -        1,329,346        -
   International Equity Fund                    -            -            -            -            -            -          831,744
   Patina Stock Fund                            -            -            -            -            -            -            -
   Participant loans                            -            -            -            -            -            -            -
                                          -----------  -----------  -----------  ----------- ------------  -----------  -----------

       Total assets                         3,304,654    5,160,894    3,807,673    1,615,225    1,502,269    1,329,346      831,744
                                          -----------  -----------  -----------  ----------- ------------  -----------  -----------


NET ASSETS AVAILABLE
     FOR PLAN BENEFITS                    $ 3,304,654  $ 5,160,894  $ 3,807,673  $ 1,615,225  $ 1,502,269  $ 1,329,346  $   831,744
                                          ===========  ===========  ===========  ===========  ===========  ===========  ===========


                                        -------------------------------------
                                          Patina   Participant
                                          Stock       Loan
                                          Fund        Fund          Total
                                        ---------  ------------ -------------

ASSETS:
 Investments, at fair market value-
   S & P 500 Fund                        $   -      $    -        $ 3,304,654
   Growth Stock Fund                         -           -          5,160,894
   Asset Allocation Fund                     -           -          3,807,673
   Money Market Fund                         -           -          1,615,225
   Snyder Oil Corporation Stock Fund         -           -          1,502,269
   Short-Intermediate Term Fund              -           -          1,329,346
   International Equity Fund                 -           -            831,744
   Patina Stock Fund                      142,217       -             142,217
   Participant loans                         -         274,081        274,081
                                         --------    ---------    -----------

        Total assets                      142,217      274,081     17,968,103
                                         --------    ---------    -----------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                      $142,217    $ 274,081    $17,968,103
                                         ========    =========    ===========

                                 The accompanying notes are an integral part of this financial statement


                                                  SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN

                                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                                              FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                               Participant Directed
                                     -------------------------------------------------------------------------------------------
                                                                                                       Short-
                                       S & P 500     Growth       Asset       Money        SOCO     Intermediate  International
                                         Stock       Stock      Allocation    Market       Stock        Term         Equity
                                         Fund         Fund        Fund        Fund         Fund         Fund          Fund
                                     ------------  -----------  ----------  ----------  ----------  ------------  ------------

ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
  Investment income-
   Interest and dividend income       $    -       $    -        $   -      $  103,076  $    -      $    -        $     -
   Net realized and unrealized
   appreciation (depreciation)in
   fair market value of investments    1,139,609      229,961      816,245       -         103,146      83,402          1,507
                                      ----------   ----------   ----------  ----------  ----------  ----------    -----------

                                       1,139,609      229,961      816,245     103,076     103,146      83,402          1,507
                                      ----------   ----------   ----------  ----------  ----------  ----------    -----------

  Contributions
   Employers                             171,280      200,866      148,823      99,669      72,986      41,736         30,640
   Participants                          500,778      438,702      416,173     126,203     134,366      86,887         77,084
                                      ----------   ----------   ----------  ----------  ----------  ----------    -----------

                                         672,058      639,568      564,996     225,872     207,352     128,623        107,724
                                      ----------   ----------   ----------  ----------  ----------  ----------    -----------


    Total additions                    1,811,667      869,529    1,381,241     328,948     310,498     212,025        109,231
                                      ----------   ----------   ----------  ----------  ----------  ----------    -----------


DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
   Distributions to participants         489,760      453,146      414,099     234,259      87,887     179,335        118,200
                                      ----------   ----------   ----------  ----------  ----------  ----------    -----------

    Total deductions                     489,760      453,146      414,099     234,259      87,887     179,335        118,200
                                      ----------   ----------   ----------  ----------  ----------  ----------    -----------

NET INCREASE (DECREASE)
 IN NET ASSETS AVAILABLE
 FOR PLAN BENEFITS                     1,321,907      416,383      967,142      94,689     222,611      32,690         (8,969)

TRANSFERS BETWEEN FUNDS                  738,234     (526,426)    (236,339)    413,261    (223,448)   (202,682)       (18,006)

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, beginning of year           3,304,654    5,160,894    3,807,673   1,615,225   1,502,269   1,329,346        831,744
                                      ----------   ----------   ----------  ----------  ----------  ----------    -----------

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year                $5,364,795   $5,050,851   $4,538,476  $2,123,175  $1,501,432  $1,159,354    $   804,769
                                      ==========   ==========   ==========  ==========  ==========  ==========    ===========



                                     --------------------------------------

                                       Patina     Participant
                                        Stock        Loan
                                         Fund         Fund         Total
                                     ------------  -----------  -----------

ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
  Investment income-
   Interest and dividend income      $     -       $   34,435    $  137,511
   Net realized and unrealized
   appreciation (depreciation in
   fair market value of investments      (21,129)       -         2,352,741
                                     -----------   ----------   -----------

                                         (21,129)      34,435     2,490,252
                                     -----------   ----------   -----------

  Contributions
   Employers                               -            -           766,000
   Participants                            -            -         1,780,193
                                     -----------   ----------   -----------

                                           -            -         2,546,193
                                     -----------   ----------   -----------

                                         (21,129)      34,435     5,036,445
                                     -----------   ----------   -----------


DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
   Distributions to participants           5,231       72,841     2,054,758
                                     -----------   ----------   -----------

    Total deductions                       5,231       72,841     2,054,758
                                     -----------   ----------   -----------

NET INCREASE (DECREASE)
 IN NET ASSETS AVAILABLE
 FOR PLAN BENEFITS                       (26,360)     (38,406)    2,981,687

TRANSFERS BETWEEN FUNDS                  (25,076)      80,482         -

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, beginning of year             142,217      274,081    17,968,103
                                     -----------   ----------   -----------

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year               $    90,781   $  316,157   $20,949,790
                                     ===========   ==========   ===========



                                 The accompanying notes are an integral part of this financial statement.



                                                  SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN

                                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                                              FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                               Participant Directed
                                     -------------------------------------------------------------------------------------------
                                                                                                       Short-
                                       S & P 500     Growth       Asset       Money        SOCO     Intermediate  International
                                         Stock       Stock      Allocation    Market       Stock        Term         Equity
                                         Fund         Fund        Fund        Fund         Fund         Fund          Fund
                                     ------------  -----------  ----------  ----------  ----------  ------------  ------------

ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
  Investment income-
   Interest and dividend income       $    -       $    -        $   -      $   70,230  $    -      $    -        $     -
   Net realized and unrealized
   appreciation (depreciation)in
   fair market value of investments      586 317      533,200      385,073       -         530,358      30,110         14,399
                                      ----------   ----------   ----------  ----------  ----------  ----------    -----------

                                         586,317      533,200      385,073      70,230     530,358      30,110         14,399
                                      ----------   ----------   ----------  ----------  ----------  ----------    -----------

  Contributions
   Employers                             230,266      333,766      223,038     149,668      79,129      97,993         57,140
   Participants                          253,691      350,393      267,045     205,031     111,913     102,585         25,291
    Transfer of Plan Assets              139,244      696,351      167,976     100,916       -          51,121         69,114
                                      ----------   ----------   ----------  ----------  ----------  ----------    -----------

                                         623,201    1,380,510      658,059     455,615     191,042     251,699        151,545
                                      ----------   ----------   ----------  ----------  ----------  ----------    -----------


    Total additions                    1,209,518    1,913,710    1,043,132     525,845     721,400     281,809        165,944
                                      ----------   ----------   ----------  ----------  ----------  ----------    -----------


DEDUCTIONS FROM NET ASSET
 ATTRIBUTED TO:
   Distributions to participants         291,825      457,557      339,110     542,771      91,820     140,684          5,586
                                      ----------   ----------   ----------  ----------  ----------  ----------    -----------

    Total deductions                     291,825      457,557      339,110     542,771      91,820     140,684          5,586
                                      ----------   ----------   ----------  ----------  ----------  ----------    -----------

NET INCREASE (DECREASE)
 IN NET ASSETS AVAILABLE
 FOR PLAN BENEFITS                       917,693    1,456,153      704,022     (16,926)    629,580     141,125        160,358

TRANSFERS BETWEEN FUNDS                 (165,797)     (59,562)  (1,102,820)    364,711     296,228     (25,993)       671,386

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, beginning of year           2,552,758    3,764,303    4,206,471   1,267,440     576,461   1,214,214          -
                                      ----------   ----------   ----------  ----------  ----------  ----------    -----------

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year                $3,304,654   $5,160,894   $3,807,673  $1,615,225  $1,502,269  $1,329,346    $   831,744
                                      ==========   ==========   ==========  ==========  ==========  ==========    ===========



                                     --------------------------------------

                                       Patina     Participant
                                        Stock        Loan
                                         Fund         Fund         Total
                                     ------------  -----------  -----------

ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
  Investment income-
   Interest and dividend income      $     -       $   28,589    $   98,819
   Net realized and unrealized
   appreciation (depreciation)in
   fair market value of investments       38,518       -          2,117,975
                                     -----------   ----------   -----------

                                          38,518       28,589     2,216,794
                                     -----------   ----------   -----------

  Contributions
   Employers                               -            -         1,171,000
   Participants                            -            -         1,315,949
    Transfer of Plan Assets              106,191       36,934     1,367,847
                                     -----------   ----------   -----------

                                         106,191       36,934     3,854,796
                                     -----------   ----------   -----------

                                         144,709       65,523     6,071,590
                                     -----------   ----------   -----------


DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
   Distributions to participants           2,492       39,807     1,911,652
                                     -----------   ----------   -----------

    Total deductions                       2,492       39,807     1,911,652
                                     -----------   ----------   -----------

NET INCREASE (DECREASE)
 IN NET ASSETS AVAILABLE
 FOR PLAN BENEFITS                       142,217       25,716     4,159,938

TRANSFERS BETWEEN FUNDS                    -           21,847         -

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, beginning of year               -          226,518    13,808,165
                                     -----------   ----------   -----------

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year               $   142,217   $  274,081   $17,968,103
                                     ===========   ==========   ===========



                                 The accompanying notes are an integral part of this financial statement.


                                        SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN

                           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                                    FOR THE YEAR ENDED DECEMBER 31, 1995



                                                               Participant Directed
                                   --------------------------------------------------------------------------------
                                                                                             Short-
                                   S & P 500   Growth      Asset      Money       SOCO     Intermediate Participant
                                     Stock      Stock    Allocation   Market     Stock        Term         Loan
                                     Fund       Fund       Fund        Fund       Fund        Fund         Fund       Total
                                   ---------- ---------- ----------  ---------  ---------  ------------ ----------- -----------

ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
  Investment income-
   Interest and dividend income   $    -     $    -     $    -     $  46,048   $   -      $      -     $    17,391 $    63,439
   Net realized and unrealized
   appreciation (depreciation)in
   fair market value of investments   641,778    932,199    926,958     21,335   (111,928)      149,850       -       2,560,192
                                   ---------- ---------- ----------  ---------  ---------  ------------ ----------- -----------

                                      641,778    932,199    926,958     67,383   (111,928)      149,850      17,391   2,560,192
                                   ---------- ---------- ----------  ---------  ---------  ------------ ----------- -----------

  Contributions
   Employers                          162,975    278,031    257,215    128,958    108,962       100,859       -       1,037,000
   Participants                       245,174    370,329    377,737    195,663    181,274       160,793       -       1,530,970
                                   ---------- ---------- ----------  ---------  ---------  ------------ ----------- -----------

                                      408,149    648,360    634,952    324,621    290,236       261,652       -       2,567,970
                                   ---------- ---------- ----------  ---------  ---------  ------------ ----------- -----------

    Total additions                 1,049,927  1,580,559  1,561,910    392,004    178,308       411,502      17,391   5,128,162
                                   ---------- ---------- ----------  ---------  ---------  ------------ ----------- -----------


DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
  Distributions to participants       298,479    377,414    434,773    191,066    102,409        78,086      61,003   1,543,230
                                   ---------- ---------- ----------  ---------  ---------  ------------ ----------- -----------

    Total deductions                  298,479    377,414    434,773    191,066    102,409        78,086      61,003   1,543,230
                                   ---------- ---------- ----------  ---------  ---------  ------------ ----------- -----------

NET INCREASE (DECREASE)
 IN NET ASSETS AVAILABLE
 FOR PLAN BENEFITS                    751,448  1,203,145  1,127,137    200,938     75,899       333,416     (43,612)  3,648,371

TRANSFERS BETWEEN FUNDS               132,243    149,447   (117,363)   (34,045)  (118,343)     (134,872)    122,933       -

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, beginning of year        1,669,067  2,411,711  3,196,697   1,100,547   618,905     1,015,670     147,197  10,159,794
                                   ---------- ---------- ----------  ---------  ---------  ------------ ----------- -----------

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year             $2,552,758 $3,764,303 $4,206,471  $1,267,440 $576,461    $1,214,214    $226,518  $13,808,165
                                   ========== ========== ==========  =========  =========  ============ =========== ===========





                                The accompanying notes are an integral part of this financial statement.

             SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS



(1)    DESCRIPTION OF THE PLAN:
       -----------------------
The following description of the Snyder Oil Corporation Profit Sharing and Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
-------

The Plan is a defined contribution profit sharing and 401(k) savings plan adopted on January 1, 1983, for the benefit of eligible employees of Snyder Oil Corporation ("SOCO"). In 1996, the Plan was amended to allow for more than one employer in anticipation of an additional employer, Patina Oil and Gas Corporation ("Patina"), adopting the Plan (collectively, the "Employer"). Patina, a 74% owned SOCO affiliate and the successor entity to Gerrity Oil and Gas Corporation, adopted the Plan for the benefit of its eligible employees who may elect to participate in the Plan. Effective August 16, 1996, the Gerrity Oil and Gas Corporation 401(k) plan assets, originally effective January 13, 1992, were merged into the Plan. The Plan is administered by the Plan's advisory committee composed of three employees approved by the SOCO Board of Directors. Employees become eligible to participate in the Plan on the first entry date after the employee attains age 18 and completes four months of service. The entry dates for the Plan are January 1 and July 1. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Prior to 1996, SOCO owned stock of DelMar Petroleum, Inc. ("DelMar"). During 1996, SOCO acquired the remaining outstanding stock of DelMar. Effective October 31, 1996, the asets of DelMar 401(k), which was originally established January 13, 1992, were merged into the Plan.

In October 1997, SOCO sold its interest in Patina. As such, in January 1998 plan assets of $4.3 million attributable to Patina employees was transferred out of the Plan to a separate plan that will be administered by Patina.

Prior to April 1996, Wells Fargo Institutional Trust Company served as the Trustee of the Plan. In April 1996, Amendment No. 2 to the Plan was adopted which, among other things, named Barclays Global Investors ("the Trustee") as the Trustee of the Plan upon their acquisition of Wells Fargo Institutional Trust Company. Effective January 1998, SOCO designated Merrill Lynch Trust Company as the Trustee of the Plan upon their acquisition of Barclays Global Investors.

The Plan allows participants several investment options in which to invest their individual and employer contribution accounts which can be changed at anytime throughout the year. Investment income is allocated to participants based upon the ratio of their participant account balance to the total participants' accounts in a manner defined by the Plan agreement.

Participant Contributions
-------------------------

Subject to certain maximum limitations imposed by the Internal Revenue Code, a participant may elect to contribute to the Plan up to 15% of his or her annual pretax compensation. A participant may change the applicable percentage or completely suspend his or her annual contributions effective with any plan entry date in accordance with Plan. The Plan also allows employees to "rollover" contributions from another qualified plan to the Plan.

Employer Contributions
----------------------

Employer contributions to the Plan are entirely discretionary and determined on an annual basis independently by each of SOCO and Patina's Board of Directors. Employer contributions are allocated to participants of SOCO and Patina independently based upon annual compensation in a manner defined by the Plan agreement.

Vesting
-------

Participants are fully vested at all times in their individual contribution accounts. Vesting in Employer contribution accounts is based on years of service. A participant is 40% vested after two years, 80% after three years and 100% after four or more years of service. In addition, participants also become fully vested in their Employer contribution accounts upon reaching their normal retirement date as defined by the Plan, or upon death or total disability of the participant.

Investment Options
------------------

Upon enrollment in the Plan, a participant may direct employee contributions in any of the investment options.

a.     Money Market Fund.
       ------------------ Invests in high-quality securities maturing in 13 months or less. Has low volatility and low earnings potential.

b.     Short-Intermediate  Term Fund.
       ------------------------------ Invests in government and corporate bonds maturing in an average of two to five years. Aims to outperform the Lehman Brothers Intermediate Government/Corporate Bond Index before fees and expenses.

c.     Asset  Allocation  Fund.
       ------------------------ Invests in a changing mix of stocks, bonds and money market securities. Aims for a high level of total return over the long term, consistent with reasonable risk.

d.     S&P 500 Stock Fund.
       ------------------- Invests in the companies included in the Standard & Poor's 500 Index. Aims to match the returns of that Index before fees and expenses.

e.     Growth  Stock  Fund.
       -------------------- Invests in the stocks of small and medium-sized companies that the fund manager believes have potential for above-average long-term capital appreciation. Strong earnings potential accompanied by strong volatility potential.

f.      Snyder Oil Stock Fund.
        ----------------------  Invests in Snyder Oil Corporation Stock.

g.     International  Equity Fund.
       --------------------------- Invests in stocks of large companies in up to 20 countries, including Japan, the United Kingdom, and Germany. The fund return tracks the European Australia Far East (EAFE) Index and may fluctuate significantly in response to changes in currency rates as well as the factors that affect stock funds generally.

Forfeitures
-----------

The nonvested amounts in a participant's Employer contribution account are forfeited to the Plan upon termination. Such forfeitures are allocated to the remaining participants of SOCO or Patina based upon annual compensation in a manner defined by the Plan agreement. These forfeitures do not reduce the Employer contribution.

Distributions
-------------

Distribution of the participant's entire account becomes due upon retirement, at or after age 55, or upon death or total disability. Such account balances may be distributed either in a lump-sum distribution or in installments, as described in the Plan agreement. Participants are entitled to receive the balance of their individual contribution account plus their vested interest in their Employer contribution account upon termination of employment. Participants may make hardship withdrawals from their individual contribution account, subject to certain restrictions.

Loans
-----

Participants may borrow from their fund accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment funds to the Participant loan fund. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the Participant's account and bear interest at a rate commensurate with local prevailing rates determined from time to time by the Plan administrator. Interest rates range from 9% to 12%. Principal and interest are paid through monthly payroll deductions.

Federal Income Taxes
--------------------

The Internal Revenue Service has determined and informed the Company by a letter dated October 28, 1997 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.

Plan Termination
----------------

Although it has expressed no intention to do so, the Employers may suspend or discontinue contributions under the Plan and have reserved the right to terminate the Plan subject to provisions of ERISA. In the event of full or partial termination of the Plan, participants will become fully vested in their individual and Employer contribution accounts and will be entitled to distributions of their entire accounts according to the Plan document and ERISA.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    ------------------------------------------

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting pricinciples requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

Basis of Accounting
-------------------

The accompanying financial statements are prepared on the accrual basis of accounting.

Investments
-----------

The Plan's investments are held by bank-administered trust funds, issued by the Trustee, and are recorded at fair market value as determined by market quotations.

Individual investments with a fair market value greater than 5% of total net assets available for Plan benefits consisted of the following fair values:

                                                                             December 31,
                                                                  --------------------------------
                                                                       1997               1996
                                                                  ------------        ------------

     S&P 500 Stock Fund                                           $  5,364,795        $  3,304,654
     Growth Stock Fund                                               5,050,851           5,160,894
     Asset Allocation Fund                                           4,538,476           3,807,673
     Money Market Fund                                               2,123,175           1,615,225
     Snyder Oil Corporation Stock                                    1,501,432           1,502,269
     Short-Intermediate Term Fund                                    1,159,354           1,329,346

The net realized and unrealized appreciation (depreciation) in fair value of investments included in the statements of changes in net assets available for plan benefits with fund information for the years ended December 31, 1997, 1996 and 1995 consisted of the following:

                                                                         Net Appreciation (Depreciation)
                                                              -----------------------------------------------------
                                                                   1997               1996                1995
                                                              -------------       -------------      --------------

       Marketable equity securities                           $   1,371,077       $   1,133,916      $    1,595,312
       U.S. Government and corporate debt
            securities and bonds                                     83,402              30,110             149,850
       Asset Allocation Fund                                        816,245             385,073             926,958
       Snyder Oil Corporation stock                                 103,146             530,358            (111,928)
       Patina Oil Corporation stock                                 (21,129)             38,518              -
                                                              -------------       -------------      --------------

            Net realized and unrealized
                 appreciation (depreciation)
                 in fair value of investments                 $   2,352,741       $   2,117,975      $    2,560,192
                                                              =============       =============      ==============

The Asset Allocation Fund invests in a changing mix of stocks, bonds and money market securities. At December 31, 1997, the mix was 65% in equity securities and 35% in bonds. From the financial information available, it is impossible to determine the net realized and unrealized appreciation (depreciation) in each type of investment (i.e., stocks).

In accordance with Department of Labor regulations, realized gains (losses) on plan assets sold during the year are calculated as the excess of sales price over the fair market value of the assets at the beginning of the plan year in which the asset is sold.

Cost of Administration
----------------------

The Employer has paid for the majority of the expenses related to the administration of the Plan, but is not obligated to do so. The Employer will not require reimbursement for these expenses. Any such expenses not paid by the Employer shall be paid from the Plan assets.

Distributions to be Paid
------------------------

As discussed in Note 1, participants are entitled to receive the balance of their individual contribution account plus their vested interest in their employer contribution account upon termination, retirement or death. However, if their total vested balance exceeds $3,500 ($5,000 effective January 1, 1998) as defined in the Plan agreement, they may elect to continue to invest it through the Plan. Distributions that former employees are entitled to by fund at December 31, 1997 and 1996 are as follows:

                                                                             December 31,
                                                                   --------------------------------
                                                                       1997                1996
                                                                   -------------      -------------

     S&P 500 Stock Fund                                            $   1,562,507      $     954,620
     Growth Stock Fund                                                 1,460,326          1,065,563
     Asset Allocation Fund                                             1,313,463            996,950
     Short-Intermediate Term Fund                                        544,061            374,493
     Money Market Fund                                                   363,646            222,041
     Snyder Oil Corporation Stock Fund                                   264,939            317,248
     International Equity Fund                                            44,107            102,253
     Patina Oil Corporation Stock Fund                                       662              5,129
                                                                   -------------      -------------
                                                                   $   5,553,711      $   4,038,297
                                                                   =============      =============

Distributions are deducted from Net Assets Available for plan benefits when paid. As such, no accrual is provided for distributions to be paid.

Distributions in the amount of $238,347 for the Plan year ended December 31, 1996 are included in the above table. This amount represents distributions requested from terminated employees in 1996 but were not actually distributed until the first quarter of 1997. There were no such distributions related to the 1997 Plan year.

                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



                                    SNYDER OIL CORPORATION PROFIT
                                    SHARING AND SAVINGS PLAN





                                 By  /s/ Mark A. Jackson
                                    -------------------------------------------
                                     Mark A. Jackson, Senior Vice President and
                                     Chief Financial Officer
















June 29, 1998

                                                                                                               SCHEDULE I

                                    SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN

                                          ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS
                                                HELD FOR INVESTMENT PURPOSES

                                                    AS OF DECEMBER 31, 1997

                                                        EIN: 75-2306158
                                                       Plan Number: 001

   (a)                        (b)                                    (c)                       (d)               (e)
                          Identity of                           Description of                                 Current
                        Issue, Borrower                           Investment                  Cost              Value
----------- -----------------------------------------    -----------------------------   ----------------   ---------------

*           Barclays  Global Investors                   S & P 500 Stock Fund                $ 4,307,566       $ 5,364,795
*           Barclays  Global Investors                   Growth Stock Fund                     4,814,269         5,050,851
*           Barclays  Global Investors                   Asset Allocation Fund                 3,776,798         4,538,476
*           Barclays  Global Investors                   Money Market Fund
                                                            (average rate of return 5.35%)     2,123,175         2,123,175
*           Snyder Oil Corporation                       Snyder Oil Corporation Stock
                                                            Fund ($.01 par value)              1,431,546         1,501,432
*           Barclays  Global Investors                   Short-Intermediate Term Fund          1,086,833         1,159,354
*           Barclays  Global Investors                   International Equity Fund               803,502           804,769
*           Patina Oil Corporation                       Patina Oil Corporation Stock
                                                            Fund ($.01 par value)                109,694            90,781
*           Participant Loans                            Participant Loans
                                                            (9% to 12% interest rates)          -                  316,157
                                                                                         ----------------   ---------------

                                                                                            $ 18,453,383      $ 20,949,790
                                                                                         ================   ===============








*  Column (a) indicates each identified person/entity known to be a party-in-interest.




                                 This supplemental schedule lists assets held for investment purposes at December 31, 1997, as required by the Department of Labor
                                        Rules and Regulations for Reporting and Disclosure.



                                                                                                      SCHEDULE II

                                       SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN

                                     ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS

                                                    FOR THE YEAR ENDED DECEMBER 31, 1997

                                                               EIN: 75-2306158
                                                              Plan Number: 001

         (a)               (b)                                               (c)          (d)           (g)           (i)
      Identity of      Description        Description of     Number of     Purchase     Selling       Cost of      Net Gain
    Party Involved       of Asset          Transaction      Transactions    Price        Price         Asset       or (Loss)
    --------------   -----------------    --------------    ------------  ----------   -----------   -----------   ----------

INDIVIDUAL TRANSACTIONS:
    None in excess of 5% of the fair value of Plan  assets at the  beginning  of the year.

SERIES OF TRANSACTIONS:
    Barclays Global Investors-
                    Growth Stock Fund       Purchases            64       $  871,558   $     -       $   871,558   $    -
                    Growth Stock Fund       Sales                67            -         1,211,562       954,410      257,152

    Barclays Global Investors-
                    Asset Allocation Fund   Purchases            61          845,476         -           845,476        -
                    Asset Allocation Fund   Sales                63            -           930,918       695,422      235,496

    Barclays Global Investors-
                    S & P 500 Stock Fund    Purchases            79        1,652,139         -         1,652,139        -
                    S & P 500 Stock Fund    Sales                60            -           731,607       491,390      240,218

    Barclays Global Investors-
                    Money Market Fund       Purchases            78        1,477,470         -         1,199,084        -
                    Money Market Fund       Sales                55            -           975,977       975,977        -

    Barclays Global Investors-
                    Snyder Stock Fund       Purchases            53          453,154         -           453,154        -
                    Snyder Stock Fund       Sales                64            -           557,136       424,649      132,488





(e & f)  Do not apply as there are no Lease Rentals or Transaction Expenses.

(h) The current value on the date of each transaction is equal to the purchase price or selling price respectively.





                      This schedule lists all individual transactions and series of transactions in excess of
                        5% of the fair value of Plan assets at the beginning of the year as required by the
                          Department of Labor Rules and Regulations for Reporting and Disclosure.
